EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 7, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO Q1 2014 PRODUCTION UP 60% OVER Q1 2013 TO 312,000 OZ SILVER EQUIVALENT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to report its Q1 2014 production results from its Avino property, located 80km northeast of Durango, Mexico.

Production Highlights for First Quarter, 2014 (Compared to First Quarter, 2013)

•	Silver production increased 46% to 232,401 oz
•	Gold production increased 122% to 1,274 oz
•	Silver equivalent production increased 60% to 312,000*

* For the sake  of  comparison, a silver equivalent of 62.5 has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year to date and calculated figures may not add up due to rounding.

“We are pleased to report our 5th consecutive quarter of production growth. Our progress is a testament to the talents and hard work of our staff, consultants, directors and management in Canada, the US and Mexico”.

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated 1st Quarter 2014 Production Highlights

Comparative production numbers from Q1 2014 and Q1 2013 are presented below:

	Q1 2014	Q1 2013	% Change
Total Silver Produced (oz) calculated	232,401	159,582	46
Total Gold Produced (oz) calculated	1,273	574	122
Total Silver Eq. Produced (oz) calculated	312,000	195,457	60

* For the sake  of  comparison, a silver equivalent of 62.5 has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year to date and calculated figures may not add up due to rounding.

Q1 San Gonzalo Production Highlights

Comparative figures for Q1 2014 and Q1 2013 are presented below as well as 2014 yearly totals.

	Q1 2014	Q1 2013	Quarterly Change %	2014 Totals
Total Mill Feed (dry tonnes)	19,784	19,723	0	19,784
Average Daily Throughput (tpd)	230	229	0	230
Days of Operation	86	86	0	86
Feed Grade Silver (g/t)	355	309	15	355
Feed Grade Gold (g/t)	2.02	1.29	57	2.02
Bulk Concentrate (dry tonnes)	652	568	15	652
Bulk Concentrate Grade Silver (kg/t)	9.02	8.72	3	9.02
Bulk Concentrate Grade Gold (g/t)	46.7	31.4	49	46.7
Recovery Silver (%)	84	81	4	84
Recovery Gold (%)	76	70	9	76
Mill Availability (%)	98	95.5	3	98
Total Silver Produced (kg)	5,883	4,960	19	5,883
Total Gold Produced (g)	30,441	17,875	70	30,441
Total Silver Produced (oz) calculated	189,138	159,582	19	189,138
Total Gold Produced (oz) calculated	979	574	70	978
Total Silver Equivalent Produced (oz) calculated	250,308	195,457	28	250,308

* For the sake  of  comparison, a silver equivalent of 62.5 has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year to date and calculated figures may not add up due to rounding.

Q1 2014 Highlights

•	Gold and silver production in Q1 2014 increased by 70% and 19% respectively compared with Q1 2013
•	The increased production was due to higher feed grades and better recoveries from levels 4 and 5.
•	Concentrate grades were also higher due to the higher feed grades processed.

Q1 Avino Mine Stockpile (Circuit 2) Highlights*

Comparative Production numbers from Q1 2014 and Q4 2013 at Circuit 2, as well as 2014 annual totals are reported as follows:

	Q1 2014	Q4 2013	% Change	2014 Totals
Total mill feed – (dry tonnes)	19,783	19,576	1	19,783
Days of Operation	86	86	0	86
Feed grade Silver - g/t	100	92	9	100
Feed grade Gold - g/t	0.74	0.94	(21)	0.74
Bulk concentrate – (dry tonnes)	198	226	(12)	198
Bulk Concentrate Grade Silver (kg/t)	6.78	5.13	32	6.78
Bulk Concentrate Grade Gold (g/t)	46.23	43.8	6	46.23
Recovery Silver (%)	68	64	6	68
Recovery Gold (%)	63	54	17	63
Mill availability (%)	96.4	93.3	3	96.4
Total Silver Produced (oz) calculated	43,263	37,244	16	43,263
Total Gold Produced (oz) calculated	295	318	(7)	295
Total Silver Eq. Produced (oz) calculated	61,692	57,119	8	61,692

* For the sake of  comparison, a silver equivalent of 62.5 has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year to date and calculated figures may not add up due to rounding.

*Since circuit 2 was not operational during Q1 2013 no comparative data is available. For analytical purposes comparative data from Q4 2013 has been provided.

Q1 2014 Highlights

•	Silver production increased in Q1 2014 compared to Q4 2013 by 16%. The increased production was due to a 9% higher feed grade and a 6% improvement in recoveries.
•	Gold production decreased by 7% due to lower feed grades despite the 17% improvement in recoveries.
•	The grade of concentrate was better in Q1 and resulted in fewer tonnes produced.

Quarterly Reporting

Having achieved a full year of production, Avino now has comparable quarterly reports with which to gauge our progress. Going forward Avino plans to report production quarterly rather than monthly to adhere to industry norms.

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab.  Check samples are verified by Inspectorate Labs in Reno, Nevada.  San Gonzalo concentrate shipments are assayed at AH Knight in Manzanillo, Mexico. The Avino stockpile concentrate shipments are assayed at LSI in Rotterdam, Netherlands.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico.  The Company’s mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.